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Manuel Garciadiaz
Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 6095 tel 212 450 6858 fax manuel.garciadiaz@davispolk.com

January 8, 2020

Re:	Patria Investments Limited Registration Statement on Form F-1 Filed December 30, 2020 CIK No. 0001825570

U.S. Securities and Exchange Commission

Division of Corporation Finance
Office of Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Michelle Miller, Staff Accountant

David Irving, Staff Accountant

Julia Griffith, Staff Attorney

Susan Block, Attorney-Advisor

Ladies and Gentlemen:

On behalf of our client, Patria Investments Limited (the “Company”), this letter sets forth the Company’s responses to the comments provided by the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) in your letter dated January 6, 2021 (the “Comment Letter”). On December 30, 2020, the Company publicly filed a registration statement on Form F-1 (the “Registration Statement”), relating to a proposed initial public offering (“IPO”) of the Company’s Class A common shares via the Commission’s Electronic Data Gathering, Analysis and Retrieval system (“EDGAR”). The Company has further revised the Registration Statement in response to the Staff’s comments and is submitting concurrently with this letter Amendment No. 1 to the Registration Statement (“Amendment No. 1”), which reflects these revisions and updates and clarifies certain other information. Amendment No. 1 also includes certain ordinary course updates.

For the convenience of the Staff, the comment from the Comment Letter is restated in italics prior to the response to such comment. All references to page numbers and captions (other than those in the Staff’s comments) correspond to pages and captions in Amendment No. 1. We are also sending, under separate cover, a marked copy of Amendment No. 1 showing changes from the Registration Statement.

Form F-1 filed December 30, 2020

Cover Page

1.	We note the included pictures and text following the cover page of the prospectus. Please limit the text preceding the pictures to text used to explain the visual presentation. In that regard, please also clarify what the pictures are attempting to show as it related to your own company, because the pictures appear to show other companies’ products. Refer to Question 101.02 of the Securities Act Forms, Compliance and Disclosure Interpretations, available on the SEC website. We also note the text information following the pictures, on the page titled "Patria at a glance." Please tell us why you believe it is appropriate to include selective numbers and percentages in a graphic of this type, without additional context and information.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised the inside cover pages of the prospectus of Amendment No. 1 in response to the above comment. The Company advises the Staff that the text preceding the pictures is used to explain the visual presentation illustrating the Company’s goal to invest in a variety of companies across industries in Latin America to generate returns for investors and create sustainable value for society and has added a header above the pictures on the second cover page, which clarifies that those pictures reflect our diversified portfolio of invested companies.

The Company also respectfully advises the Staff that it believes the page titled “Patria at a glance” of Amendment No. 1 provides information consistent with guidance in Question 101.02 of the Securities Act Forms, Compliance and Disclosure Interpretations. The Company believes that the numbers and percentages included in the graphic on such cover page are useful to investors as they highlight certain key performance indicators used by the Company on standalone basis to measure its performance and market position, and as they also support the Company’s belief that it is uniquely positioned to lead the consolidation of markets in Latin America through its investments in companies such as those included in the visual presentation in the preceding page.

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Please do not hesitate to contact me at 212-450-6095 or manuel.garciadiaz@davispolk.com or Elliot M. de Carvalho at 212-450-6069 or elliot.decarvalho@davispolk.com if you have any questions regarding the foregoing or if we can provide any additional information.

Very truly yours,

/s/ Manuel Garciadiaz

Manuel Garciadiaz

cc:	Alexandre Teixeira de Assumpção Saigh, Chief Executive Officer, Patria Investments Limited

Marco Nicola D’Ippolito, Chief Financial Officer, Patria Investments Limited